UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM T-1

STATEMENT OF ELIGIBILITY UNDER THE TRUST INDENTURE ACT OF 1939
 OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE

CHECK IF AN APPLICATION TO DETERMINE
ELIGIBILITY OF A TRUSTEE PURSUANT TO SECTION 305(b)(2)      ☒

THE BANK OF NEW YORK MELLON TRUST COMPANY, N.A.

(Exact name of trustee as specified in its charter)

(Jurisdiction of incorporation or organization if not a U.S. national bank)	95-3571558 (I.R.S. Employer Identification Number)

400 Hope Street Suite 500 Los Angeles, California (Address of principal executive offices)	90071 (Zip code)

John C. Hitt, Jr.
Chapman and Cutler LLP
111 West Monroe Street
Chicago, Illinois  60603
(312) 845-3000

(Agent for Service)

HARLEY-DAVIDSON MOTORCYCLE TRUST 2019-A

(Exact name of obligor as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	38-7138835 (I.R.S. employer identification no.)

c/o Wilmington Trust Company 1100 North Market Street Wilmington, DE (Address of principal executive offices)	19890-1605 (Zip code)

Motorcycle Contract Backed Notes of
Harley-Davidson Motorcycle Trust 2019-A

(Title of the indenture securities)

Item 1.                                 General Information.  Furnish the following information as to the Trustee:

(a)                                 Name and address of each examining or supervising authority to which it is subject.

NAME	ADDRESS
Comptroller of the Currency United States Department of the Treasury	400 7th Street SW, Washington, D.C. 20219

Federal Reserve Bank	101 Market Street, San Francisco, California 94105

Federal Deposit Insurance Corporation	550 17th Street, N.W. Washington, D.C. 20429

(b)                                 Whether it is authorized to exercise corporate trust powers.

Yes.

Item 2.                                 Affiliations with the obligor.  If the obligor is an affiliate of the Trustee, describe each such affiliation.

None.

Item 16.                          List of Exhibits.

Exhibits identified in parentheses below, on file with the Commission, are incorporated herein by reference as an exhibit hereto, pursuant to Rule 7a-29 under the Trust Indenture Act of 1939 (the “Act”) and 17 C.F.R. 229.10(d).

1.                                      A copy of the Articles of Association of The Bank of New York Mellon Trust Company, N.A., formerly known as The Bank of New York Trust Company, N.A. (Exhibit 1 to Form T-1 filed with Registration Statement No. 333-121948); a copy of the First Amendment to the Articles of Association of The Bank of New York Mellon Trust Company.

2.                                      A copy of certificate of authority of the Trustee to commence business.  (Exhibit 2 to Form T-1 filed with Registration Statement No. 333-121948).

3.                                      A copy of the authorization of the Trustee to exercise corporate trust powers.  (Exhibit 3 to Form T-1 filed with Registration Statement No. 333-121948).

4.                                      A copy of the Amended and Restated By-laws of the Trustee.  (Exhibit 4 to Form T-1 filed with Registration Statement No. 333-121948).

5.                                      Not applicable.

6.                                      The consent of the Trustee required by Section 321(b) of the Act.  (Exhibit 6 to Form T-1 filed with Registration Statement No. 333-121948).

7.                                      A copy of the latest report of condition of the Trustee published pursuant to law or to the requirements of its supervising or examining authority.

8.                                      Not applicable.

9.                                      Not applicable.

SIGNATURE

Pursuant to the requirements of the Act, the Trustee, The Bank of New York Mellon Trust Company, N.A., a banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Chicago, and State of Illinois, on the 7th day of June, 2019.

THE BANK OF NEW YORK MELLON TRUST COMPANY, N.A.

By:	/s/ Linda Wirfel
Name: Linda Wirfel
Title: Vice President

EXHIBIT 7

Consolidated Report of Condition of

THE BANK OF NEW YORK MELLON TRUST COMPANY, N.A.

of 400 South Hope Street, Suite 500, Los Angeles, CA 90071

At the close of business March 31, 2019, published in accordance with Federal regulatory authority instructions.

Dollar amounts
in thousands
ASSETS

Cash and balances due from depository institutions:
Noninterest-bearing balances and currency and coin	815
Interest-bearing balances	176,287
Securities:
Held-to-maturity securities	0
Available-for-sale securities	199,729
Equity securities with readily determinable fair values not held for trading	NR
Federal funds sold and securities
purchased under agreements to resell:
Federal funds sold	0
Securities purchased under agreements to resell	0
Loans and lease financing receivables:
Loans and leases held for sale	0
Loans and leases, held for investment	0
LESS: Allowance for loan and lease losses	0
Loans and leases held for investment, net of allowance	0
Trading assets	0
Premises and fixed assets (including capitalized leases)	26,457
Other real estate owned	0
Investments in unconsolidated subsidiaries and associated companies	0
Direct and indirect investments in real estate ventures	0

Intangible assets	858,559
Other assets	99,990
Total assets	$1,361,837

LIABILITIES

Deposits:
In domestic offices	4,130
Noninterest-bearing	4,130
Interest-bearing	0
Not applicable
Federal funds purchased and securities sold under agreements to repurchase:
Federal funds purchased	0
Securities sold under agreements to repurchase	0
Trading liabilities	0
Other borrowed money:
(includes mortgage indebtedness and obligations under capitalized leases)	20,947
Not applicable
Not applicable
Subordinated notes and debentures	0
Other liabilities	221,915
Total liabilities	246,992
Not applicable

EQUITY CAPITAL

Perpetual preferred stock and related surplus	0
Common stock	1,000
Surplus (exclude all surplus related to preferred stock)	323,719
Not available
Retained earnings	790,896
Accumulated other comprehensive income	-770
Other equity capital components	0
Not available
Total bank equity capital	1,114,845
Noncontrolling (minority) interests in consolidated subsidiaries	0
Total equity capital	1,114,845
Total liabilities and equity capital	1,361,837

I, Matthew J. McNulty, CFO of the above-named bank do hereby declare that the Reports of Condition and Income (including the supporting schedules) for this report date have been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and are true to the best of my knowledge and belief.

Matthew J. McNulty                                 )                                            CFO

We, the undersigned directors (trustees), attest to the correctness of the Report of Condition (including the supporting schedules) for this report date and declare that it has been examined by us and to the best of our knowledge and belief has been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and is true and correct.

Antonio I. Portuondo, President                      )

Michael P. Scott, Managing Director                                             )                                            Directors (Trustees)

Kevin P. Caffrey, Managing Director                                          )